SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

PATENT PROPERTIES, INC.
(Name of Issuer)

Common stock, $0.001 par value
(Title of Class of Securities)

703070102
(CUSIP Number)

February 13, 2014
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 703070102	13G	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON DEL MAR ASSET MANAGEMENT, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b) ☒

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,695,567 (1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,695,567 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,695,567 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ¨
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.0% (1) (2)
12	TYPE OF REPORTING PERSON CO

(1)	Includes 166,667 shares of common stock of the issuer underlying warrants that are currently exercisable or exercisable within 60 days owned directly by Del Mar Master Fund, Ltd. Also includes 333,333 shares of common stock of the issuer and 166,667 shares of common stock of the issuer underlying warrants that are currently exercisable or exercisable within 60 days owned directly by RockMaple Concentrated Alpha Trust.

(2)	Based on 20,741,572 shares of the issuer’s common stock outstanding as of November 13, 2013, as reported by the Issuer in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013 filed by the Issuer with the Securities Exchange Commission on November 14, 2013.

CUSIP No. 703070102	13G	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON DEL MAR MASTER FUND, LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b) ☒

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 2,195,567 (1)
	6	SHARED VOTING POWER 500,000 (2)
	7	SOLE DISPOSITIVE POWER 2,195,567(1)
	8	SHARED DISPOSITIVE POWER 500,000 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,695,567 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ¨
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.0% (1) (2) (3)
12	TYPE OF REPORTING PERSON CO

(1)	Includes 166,667 shares of common stock of the issuer underlying warrants that are currently exercisable or exercisable within 60 days owned directly by Del Mar Master Fund, Ltd.

(2)	Represents 333,333 shares of common stock of the issuer and 166,667 shares of common stock of the issuer underlying warrants that are currently exercisable or exercisable within 60 days owned directly by RockMaple Concentrated Alpha Trust.

(3)	Based on 20,741,572 shares of the issuer’s common stock outstanding as of November 13, 2013, as reported by the Issuer in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013 filed by the Issuer with the Securities Exchange Commission on November 14, 2013.

CUSIP No. 703070102	13G	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON DEL MAR MANAGEMENT, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b) ☒

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,695,567 (1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,695,567 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,695,567 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ¨
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.0% (1) (2)
12	TYPE OF REPORTING PERSON CO

(1)	Includes 166,667 shares of common stock of the issuer underlying warrants that are currently exercisable or exercisable within 60 days owned directly by Del Mar Master Fund, Ltd. Also includes 333,333 shares of common stock of the issuer and 166,667 shares of common stock of the issuer underlying warrants that are currently exercisable or exercisable within 60 days owned directly by RockMaple Concentrated Alpha Trust.

(2)	Based on 20,741,572 shares of the issuer’s common stock outstanding as of November 13, 2013, as reported by the Issuer in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013 filed by the Issuer with the Securities Exchange Commission on November 14, 2013.

CUSIP No. 703070102	13G	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON DAVID FREELOVE

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b) ☒

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,695,567 (1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,695,567 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,695,567 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ¨
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.0% (1) (2)
12	TYPE OF REPORTING PERSON CO

(1)	Includes 166,667 shares of common stock of the issuer underlying warrants that are currently exercisable or exercisable within 60 days owned directly by Del Mar Master Fund, Ltd. Also includes 333,333 shares of common stock of the issuer and 166,667 shares of common stock of the issuer underlying warrants that are currently exercisable or exercisable within 60 days owned directly by RockMaple Concentrated Alpha Trust.

(2)	Based on 20,741,572 shares of the issuer’s common stock outstanding as of November 13, 2013, as reported by the Issuer in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013 filed by the Issuer with the Securities Exchange Commission on November 14, 2013.

CUSIP No. 703070102	13G	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON ROCKMAPLE CONCENTRATED ALPHA TRUST

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b) ☒

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 500,000 (1)
	6	SHARED VOTING POWER 2,195,567 (2)
	7	SOLE DISPOSITIVE POWER 500,000 (1)
	8	SHARED DISPOSITIVE POWER 2,195,567 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,695,567 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ¨
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.0% (1) (2) (3)
12	TYPE OF REPORTING PERSON CO

(1)	Includes 166,667 shares of common stock of the issuer underlying warrants that are currently exercisable or exercisable within 60 days owned directly by RockMaple Concentrated Alpha Trust.

(2)	Represents 2,028,900 shares of the common stock of the issuer owned directly by Del Mar Master Fund, Ltd., including 166,667 shares of common stock of the issuer underlying warrants that are currently exercisable or exercisable within 60 days owned directly by Del Mar Master Fund, Ltd.

(3)	Based on 20,741,572 shares of the issuer’s common stock outstanding as of November 13, 2013, as reported by the Issuer in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013 filed by the Issuer with the Securities Exchange Commission on November 14, 2013.

CUSIP No. 703070102	13G	Page 7 of 12 Pages

Item 1(a).	NAME OF ISSUER

The name of the issuer is Patent Properties, Inc. (the "Issuer").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

The Issuer's principal executive office is located at Two High Ridge Park, Stamford, CT 06095.

Item 2(a).	NAME OF PERSON FILING

This statement is filed by:

	(i)	Del Mar Master Fund, Ltd., a Cayman Islands exempted company (the "Master Fund"), with respect to shares of Common Stock and Warrants directly held by it;

	(ii)	Del Mar Asset Management, LP, a Delaware limited partnership ("DMAM"), which serves as the investment manager of the Master Fund, with respect to the shares of Common Stock directly held by the Master Fund;

	(iii)	Del Mar Management, LLC, a Delaware limited liability company (the "GP"), which serves as the general partner of DMAM, with respect to the shares of Common Stock directly held by the Master Fund;

	(iv)	RockMaple Concentrated Alpha Trust, a Cayman Islands exempted company (“RockMaple”), with respect to shares of Common Stock and Warrants directly held by it;

	(v)	Mr. David Freelove ("Mr. Freelove"), who serves as the managing member of the GP and trustee of RockMaple with respect to the shares of Common Stock and Warrants directly held by the Master Fund and RockMaple; and.

The Master Fund, DMAM, the GP, Mr. Freelove and RockMaple are hereinafter sometimes collectively referred to as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Sections 13 of the Securities Exchange Act of 1934, the beneficial owner of the shares of Common Stock reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the business office of each of the Reporting Persons is One Grand Central Place, 60 East 42nd Street Suite 450, New York, NY 10165.

Item 2(c).	CITIZENSHIP

Each of the GP and DMAM is organized under the laws of the State of Delaware. The Master Fund and MapleRock are exempted companies organized under the laws of the Cayman Islands. Mr. Freelove is a citizen of the United States of America.

Item 2(d).	TITLE OF CLASS OF SECURITIES

Common stock, $0.001 par value (the "Common Stock").

CUSIP No. 703070102	13G	Page 8 of 12 Pages

Item 2(e).	CUSIP NUMBER

703070102

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	¨	Broker or dealer registered under Section 15 of the Act;

(b)	¨	Bank as defined in Section 3(a)(6) of the Act;

(c)	¨	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	¨	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	¨	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	¨	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	¨	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	¨	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	¨	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	¨	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	¨	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: __________________________________

CUSIP No. 703070102	13G	Page 9 of 12 Pages

Item 4.	OWNERSHIP

	A.	Del Mar Master Fund, Ltd.
		(a)	Amount beneficially owned: 2,695,567
		(b)	Percent of class: 13.0% (1) (2)
		(c)	(i)	Sole power to vote or direct the vote: 2,195,567
			(ii)	Shared power to vote or direct the vote: 500,00
			(iii)	Sole power to dispose or direct the disposition: 2,195,567
			(iv)	Shared power to dispose or direct the disposition of: 500,000

	B.	Del Mar Asset Management, LP
		(a)	Amount beneficially owned: 2,695,567
		(b)	Percent of class: 13.0% (1) (2)
		(c)	(i)	Sole power to vote or direct the vote: -0-
			(ii)	Shared power to vote or direct the vote: 2,695,567
			(iii)	Sole power to dispose or direct the disposition: -0-
			(iv)	Shared power to dispose or direct the disposition of: 2,695,567

	C.	Del Mar Management, LLC
		(a)	Amount beneficially owned: 2,695,567
		(b)	Percent of class: 13.0% (1) (2)
		(c)	(i)	Sole power to vote or direct the vote: -0-
			(ii)	Shared power to vote or direct the vote: 2,695,567
			(iii)	Sole power to dispose or direct the disposition: -0-
			(iv)	Shared power to dispose or direct the disposition of: 2,695,567

	D.	Mr. David Freelove
		(a)	Amount beneficially owned: 2,695,567
		(b)	Percent of class: 13.0% (1) (2)
		(c)	(i)	Sole power to vote or direct the vote: -0-
			(ii)	Shared power to vote or direct the vote: 2,695,567
			(iii)	Sole power to dispose or direct the disposition: -0-
			(iv)	Shared power to dispose or direct the disposition of: 2,695,567

E.	RockMaple Concentrated Alpha Trust
	(a)	Amount beneficially owned: 2,695,567
	(b)	Percent of class: 13.0% (1) (2)
	(c)	(i)	Sole power to vote or direct the vote: 500,000
		(ii)	Shared power to vote or direct the vote: 2,195,567
		(iii)	Sole power to dispose or direct the disposition: 500,000
		(iv)	Shared power to dispose or direct the disposition of: 2,195,567

(1)	Represents 2,028,900 shares of the common stock of the issuer owned directly by Del Mar Master Fund, Ltd. including 166,667 shares of common stock of the issuer underlying warrants that are currently exercisable or exercisable within 60 days owned directly by Del Mar Master Fund, Ltd. Also includes 333,333 shares of common stock of the issuer and 166,667 shares of common stock of the issuer underlying warrants that are currently exercisable or exercisable within 60 days owned directly by RockMaple Concentrated Alpha Trust.

(2)	Based on 20,741,572 shares of the issuer’s common stock outstanding as of November 13, 2013, as reported by the Issuer in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013 filed by the Issuer with the Securities Exchange Commission on November 14, 2013.

CUSIP No. 703070102	13G	Page 10 of 12 Pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 703070102	13G	Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 20, 2014

/s/ David Freelove
(a) individually; (b) as managing member of Del Mar Management, LLC, for itself and as the general partner of Del Mar Asset Management, LP, for itself and as the investment manager of Del Mar Master Fund, Ltd; and (c) as control person of RockMaple Concentrated Alpha Trust

CUSIP No. 703070102	13G	Page 12 of 12 Pages

EXHIBIT 1

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: February 20, 2014

/s/ David Freelove
(a) individually; (b) as managing member of Del Mar Management, LLC, for itself and as the general partner of Del Mar Asset Management, LP, for itself and as the investment manager of Del Mar Master Fund, Ltd; and (c) as control person of RockMaple Concentrated Alpha Trust